SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2004
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 11, 2004 with respect to the Registrant's results of operations for the quarter ended March 31, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended March 31, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended March 31, 2004.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the Interim Report of Neusiedler Hadera Paper Ltd. with respect to the quarter ended March 31, 2004.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMERICAN ISRAELI PAPER MILLS LTD.
                                         (Registrant)


                                         By: /s/ Lea Katz
                                             -----------------------------------
                                             Name:  Lea Katz
                                             Title: Corporate Secretary

Dated: May 11, 2004.

                                  EXHIBIT INDEX


      Exhibit No.           Description
      -----------           -----------

             1.             Press release dated May 11, 2004.

             2.             Registrant's management discussion.

             3. Registrant's unaudited condensed consolidated financial statements.

             4.             Interim report of Neusiedler Hadera Paper Ltd.

             5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       Exhibit 1


                                               NEWS

                                               Client:  AMERICAN ISRAELI
                                                        PAPER MILLS LTD.

                                               Agency Contact: PHILIP Y. SARDOFF

                                               For Release:    IMMEDIATE




                        American Israeli Paper Mills Ltd.
                   Reports Financial Results For First Quarter


Hadera, Israel, May 11, 2004 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the first quarter ended March 31,2004.

Pursuant to the directives of Standard No.12 of the Accounting Israeli Standards Board (hereafter- Standard 12), the Company began to report in nominal New Israeli Shekels (NIS),as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.
The comparison figures with the corresponding period last year and with all of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as on December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper (NHP)and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we present the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and without considering the rate of holding.

Aggregate group sales in the first quarter of 2004(January - March 2004) totaled NIS 682.5 million, compared with NIS 579.2 million in the corresponding quarter last year (January - March 2003).

Aggregate operating profit in the first quarter of 2004 totaled NIS 56.4 million compared with NIS 37.3 million in the corresponding quarter last year.

The consolidated data below does not include the results of operations of NHP, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first quarter of 2004 totaled NIS 119.2 million compared with NIS 117.7 million in the corresponding quarter last year.

Operating profit in the first quarter of 2004 totaled NIS 13.5 million compared with NIS 13.0 million in the corresponding quarter last year.

Net profit in the first quarter of 2004 totaled NIS 17.4 million compared with NIS 13.1 million in the corresponding quarter last year. Net profit in the corresponding quarter last year included approximately NIS 1.0 million in net non-recurring capital gains.

Earnings per share (EPS) in the first quarter of 2004 totaled NIS 4.31 compared with NIS 3.31 for the corresponding quarter last year.

The inflation rate in the first quarter of 2004 was negative and amounted to -0.1% as compared with 0.8% in the corresponding quarter last year.

The exchange rate of the NIS in the first quarter of 2004 was devaluated by approximately 3.4% against the U.S. dollar as compared with a revaluation of 1.1% in the same quarter last year.

Mr. Yaacov Yerushalmi, Chairman of the Company's Board of Directors said that a certain recovery in the Israeli economy has been felt since the end of 2003 and during the first quarter of 2004, following several years of a severe recession that afflicted the Israeli economy and resulted in these years in negative growth, lower demand, greater competition and increased unemployment.

The AIPM Group operates within the said market conditions, in an attempt to preserve its market share and its profitability, while taking various measures to become more efficient and adapt to the changing market conditions. The Group is also working to expand its operations overseas.

Pulp prices continued to rise moderately in the first quarter of the year and are expected to continue to rise in the second quarter of the year as well. The Group is working to adjust paper prices to the changes in pulp prices, in order to prevent the erosion of profit margins.

The consolidated gross margin as a percentage of sales reached 23% in the first quarter of 2004 as compared with 22.6% in the corresponding quarter last year.

The improved gross margin compared to the corresponding period last year resulted from increased output capacity of the machines, improvement and increased efficiency measures and a decrease in energy prices as a result of an average decrease of approximately 27% in fuel oil prices as compared to the same period last year(fuel oil prices rose dramatically in the corresponding period last year as a result of the tension leading up to the war in Iraq). The said improvement was partially offset by an increase of raw materials prices mainly in the field of collection of paper waste for recycling.

The Company's share in the earnings of associated companies - mainly NHP, H-K, Carmel and TMM - amounted to NIS 9.9 million in the first quarter of 2004, as compared with NIS 5.7 million in the first quarter last year.

The following are details about the main changes in the earnings of associated companies the first quarter of 2004 as compared to the corresponding quarter last year:

     o The Company's share in the net earnings of NHP, decreased by NIS 2.4 million, mainly due to higher financial expenses this year, as a result of the 3.4% devaluation of the U.S. dollar during the quarter, primarily due to the transition to reporting in NIS, pursuant to Standard 12 and the growth in liabilities, as a result of the partial repayment of loans granted by the shareholders when the company was established.

     o The Company's share in the net earnings of H-K grew by NIS 5.5 million, primarily as a result of the considerable improvement in the operating profit of H-K (Israel), as compared with the corresponding period last year, that originated primarily from improved efficiency in logistics, with the relocation to the central warehouse and the transition to the manufacture of Huggies diapers in Israel. The net profit also grew in relation to the corresponding period last year as a result of financial revenues that were recorded during the reported period at H-K and at Ovisan,its subsidiary in Turkey, due to the influence of the devaluation of the NIS and the revaluation of the Turkish lira in relation to the US dollar.

     o    The Company's share in the net profit of the Carmel Group grew by NIS
          1.2 million, due to the continued trend of improvement in the operating profit, starting in the third quarter of 2003. The improvement is attributed to the comprehensive efficiency measures being initiated by the Company, coupled with the growth in the volume of operations.


The Company's financial liabilities (net) grew in comparison to the corresponding quarter last year. The increase originates primarily from the dividends paid in 2003 to the shareholders (totaling approximately NIS 100 million), as well as from the repayment of long-term debts. The increase was partially offset by dividend and loan repayment received from associated companies.

3,905 shares were issued during the reported period (0.1% dilution), on account of the exercise of 12,405 option warrants as part of the Company's employee stock option plans.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)



                          Three months ended March 31,

                               NIS IN THOUSANDS(1)
                            except per share amounts

                             2004             2003
                             ====             ====

Net sales                   119,182          117,700

Net earnings                 17,435           13,121

Earnings per share             4.31             3.31

(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No.
     12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004. The amounts of the corresponding period last year have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel until the end of December 2003 (date of transition to Standard No. 12).

     The representative exchange rate at March 31, 2004 was N.I.S. 4.528 = $1.00 and the representative exchange rate at December 31, 2003 was N.I.S. 4.379 = $1.00.

                                                                       Exhibit 2

                                                                    May 10, 2004

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first three months of the year 2004.

A.   A Summarized Description of the Group and its Business Environment

     1.   General

          AIPM is the leading Israeli group in the manufacturing of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

     2.   The Business Environment

          A certain recovery in the Israeli economy has been felt in the first quarter of 2004 (that started at the end of 2003), following several years of a severe recession that afflicted the Israeli economy and resulted at the time in negative growth, lower demand, greater competition and increased unemployment.

          The AIPM Group operates within the said market conditions, in an attempt to preserve its market share and its profitability, while taking various measures to become more efficient and adapt to the changing market conditions. The Group is also working to expand its operations overseas.

          Pulp prices continued to rise moderately in the first quarter of the year and are expected to continue to rise in the second quarter of the year as well. The Group is working to adjust paper prices to the changes in pulp prices, in order to prevent the erosion of profit margins.

          Pursuant to the directives of Standard No. 12 of the Israeli Accounting Standards Board, the Company began to report in nominal New Israeli Shekels (NIS), as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

          The comparison figures with the corresponding period last year and with all of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the U.S. dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

          During the reported period (January-March 2004), the exchange rate of the NIS in relation to the U.S. dollar was devaluated by approximately 3.4%, as compared with a revaluation of 1.1% in the corresponding period last year (January-March 2003).

          The inflation rate during the reported period was negative and amounted to -0.1%, as compared with an inflation rate of 0.8% in the corresponding period last year.


B.   Results of Operations

     1.   Aggregate Data

          Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper (NHP) and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we present the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and without considering the rate of holding.

          The aggregate sales amounted to NIS 682.5 million during the reported period, as compared with NIS 579.2 million in the corresponding period last year.

          The aggregate operating profit totaled NIS 56.4 million during the reported period, as compared with NIS 37.3 million in the corresponding period last year.

     2.   Consolidated Data

          Excluding the results of operation of NHP, Hogla-Kimberly, Carmel Containers Systems and TMM - which appear in the company's share in the earnings of associated companies.

          The sales during the reported period amounted to NIS 119.2 million, as compared with NIS 117.7 million in the corresponding period last year.

          The operating profit totaled NIS 13.5 million during the reported period, as compared with NIS 13.0 million in the corresponding period last year.

          The financial expenses amounted to NIS 2.0 million during the reported period, as compared with NIS 3.6 million in the corresponding period last year.

     3.   Net Profit and Earnings Per Share

          The net profit totaled NIS 17.4 million during the reported period, as compared with NIS 13.1 million in the corresponding period last year. The net profit in the corresponding period last year included approximately NIS 1 million in net capital gains, from the sale of apartments owned by the Company, that previously served the Company's employees.

          The Earnings Per Share in the reported period amounted to NIS 431 per NIS 1 par value ($0.95 per share), as compared with NIS 331 per NIS 1 par value ($0.76 per share) in the corresponding period last year.

          The return on shareholders' equity in annual terms amounted to 11.4% during the reported period, as compared with 8.1% in the corresponding period last year.


C.   Analysis of Operations and Profitability

     The analysis set forth below is based on the consolidated data.

     1.   Sales

          The consolidated sales during the reported period amounted to NIS
          119.2 million, as compared with NIS 117.7 million in the corresponding period last year. The NIS 1.5 million increase in sales is primarily attributed to a quantitative increase in the sales of packaging paper.


     2.   Cost of Sales

          The cost of sales amounted to NIS 91.8 million - or 77.0% of sales - during the reported period, as compared with NIS 91.1 million - or 77.4% of sales - in the corresponding period last year. The gross margin as a percentage of sales reached 23.0% during the reported period, as compared with 22.6% in the corresponding period last year.

          The improved gross margin in relation to the corresponding period last year, was rendered possible due to the higher output capacity of the machines, efficiency measures and the decrease in energy prices - as a result of an average decrease of 27% in the price of fuel oil in relation to the corresponding period last year (fuel oil prices rose dramatically in the corresponding period last year as a result of the tension leading up to the war in Iraq). The said improvement was partially offset by the higher prices of raw materials, primarily in the collection of paper waste for recycling.

     3.   Selling, General and Administrative Expenses

          The selling, general and administrative expenses (including wages) amounted to NIS 13.8 million in the reported period - or 11.6% of sales -resembling to the sum of NIS 13.6 million - or 11.6% of sales - in the corresponding period last year.

     4.   Operating Profit

          The operating profit totaled NIS 13.5 million during the reported period (11.4% of sales), as compared with NIS 13.0 million (11.1% of sales) in the corresponding period last year.

     5.   Financial Expenses

          The financial expenses amounted to NIS 2.0 million during the reported period, as compared with NIS 3.6 million in the corresponding period last year.

          Growth was recorded in the Company's interest-bearing liabilities, net of deposits, in relation to the corresponding period last year, primarily on account of the distribution of a special dividend of NIS 75 million in September 2003. On the other hand, lower financial expenses were recorded resulting from the NIS devaluation this year, as opposed to the revaluation last year (see below), coupled with the decrease in the average interest rate during the reported period, as compared with the corresponding period last year.

          The structure of the Company's linkage bases includes a surplus of dollar-linked assets on the one hand, and a surplus of NIS-denominated liabilities, on the other hand. Following the transition to reporting in nominal NIS, pursuant to the directives of Standard 12, starting January 1, 2004, the Company's financial expenses decreased, as a result of the influence of the devaluation in the first quarter this year (3.4%) on the Company's surplus dollar assets.

          The reporting last year was adjusted to the U.S. dollar and since - as mentioned above - the Company possesses surplus of NIS-denominated liabilities, the revaluation last year (1.1%) led to higher financial expenses during that period.

     6.   Taxes on Income

          Taxes on income from current operations amounted to NIS 4.0 million in the reported period, as compared with NIS 3.6 million in the corresponding period last year.

          The main factor for the growth in tax expenses in the reported period, as compared with the corresponding period last year, was the growth in pre-tax earnings.

     7.   Company's Share in Earnings of Associated Companies

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: NHP, Hogla-Kimberly, Carmel and TMM.

          The Company's share in the earnings of associated companies totaled NIS 9.9 million during the reported period, as compared with NIS 5.7 million in the corresponding period last year.

          The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year:

          o    The Company's share in the net earnings of NHP, decreased by NIS
               2.4 million, mainly due to higher financial expenses this year, as a result of the 3.4% Of the U.S. dollar devaluation during the quarter, primarily due to the transition to reporting in NIS, pursuant to Standard 12 and the growth in liabilities, as a result of the partial repayment of loans granted by the shareholders in the past, when the company was established.

          o The Company's share in the net earnings of Hogla-Kimberly grew by NIS 5.5 million, primarily as a result of the considerable improvement in the operating profit of Hogla-Kimberly (Israel), as compared with the corresponding period last year, that originated primarily from improved efficiency in logistics, with the relocation to the central warehouse in Tzrifin and the transition to the manufacture of Huggies diapers in Afula. The net profit also grew in relation to the corresponding period last year as a result of financial revenues that were recorded during the reported period at Hogla and at Ovisan, due to the influence of the devaluation of the NIS and the revaluation of the Turkish lira in relation to the U.S. dollar.

               During the reported period, Hogla-Kimberly Israel successfully launched KOTEX feminine hygiene products, while introducing the brand to customers awareness and positioning it as a leading, high-quality brand, through the use of a widespread advertising campaign and the distribution of product trial packs.

          o The Company's share in the net profit of the Carmel Group grew by NIS 1.2 million, due to the continued trend of improvement in the operating profit, starting in the third quarter of 2003. The improvement is attributed to the comprehensive efficiency measures being initiated by the Company, coupled with the growth in the volume of operations.

          o The Company's share in the results of TMM decreased by NIS 0.3 million, as a result of higher financial expenses during the reported period, as compared with the corresponding period last year, due to an increase in bank credit at TMM. This growth is attributed to the increase in accounts receivable, primarily local municipalities, coupled with strategic investments for the development of the Company, that were financed by bank credit. The strategic investments will begin to affect profitability in the course of 2004.


D.   Liquidity and Investments

     1.   Accounts Receivable - Trade

          Accounts Receivable, at March 31, 2004, amounted to NIS 142.5 million, as compared with NIS 135.1 million at March 31, 2003. The increase in accounts receivable in relation to the preceding year resulted primarily from the growth in the volume of operations.

     2.   Cash Flows

          The cash flows from operating activities totaled NIS 10.1 million during the reported period, as compared with cash flows of NIS 5.6 million in the corresponding period last year. During the corresponding period last year, the cash flows from operating activities grew by positive cash flows of NIS 16.4 million from dividends from an associated company, that increased the cash flows from operating activities last year to a total of NIS 22.0 million.

          The operating cash flows improved this year, primarily due to an improvement in the changes in operating working capital in relation to last year.

     3.   Investments in Fixed Assets

          The investments in fixed assets totaled NIS 6.5 million in the reported period, as compared with NIS 4.5 million in the corresponding period last year. The investments during the reported period included a NIS 1.6 million investment in the manufacturing process, in order to improve the fibers; NIS 0.6 million in the acquisition of a truck shredder, for shredding at customer sites (Amnir Information Security) and additional ongoing investments in the improvement and renovation of manufacturing and transport equipment.

     4.   Financial Liabilities

          The long-term liabilities (including current maturities) amounted to NIS 275.0 million at March 31, 2004, as compared with NIS 77.4 million at March 31, 2003.

          Most of the increase in long-term liabilities is attributed to the raising of NIS 200 million in loans through an issue of notes (Series
          2) to institutional investors in December 2003, at a linked interest rate of 5.65% (a margin of 1.45% over the return of government notes at the time). Some of the proceeds from the issue of the notes were used for the repayment of short-term credit, while the rest was invested primarily in deposits and in short-term financial assets.

          The balance of short-term credit, at March 31, 2004, amounted to NIS
          140.4 million, as compared with NIS 73.1 million at March 31, 2003. The increase in the short-term credit balances in relation to the corresponding period last year, originates primarily from the special dividend of NIS 75 million that was distributed to the shareholders, in addition to an ordinary dividend of NIS 24.2 million (total dividend: approximately NIS 100 million).


E.   Exposure and Management of Market Risks

     The following is an update, as of March 31, 2004, to the Management Discussion dated December 31, 2003, that outlined the essence of the exposure and management of market risks, as set forth by the board of directors:

     The Company possesses CPI-linked liabilities (net of deposits) in the net overall sum of about NIS 200 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities. Therefore, in January 2004, the company entered into a forward transaction, with a term of one year, to hedge a sum of NIS 200 million against a rise in the CPI.

     Report of Linkage Bases

     The following are the balance sheet items, according to linkage bases, at December 31, 2003 and updated as of March 31, 2004:

------------------------------------------- ------------ ----------- --------------- ------------ -----------
In NIS Millions                               Unlinked   CPI-linked     In foreign   Non-monetary   Total
                                                                       currency, or      items
                                                                      linked thereto
                                                                      (primarily $)
------------------------------------------- ------------ ----------- --------------- ------------ -----------
Assets
Cash and cash equivalents                          96.7                        4.4                       101.1
Short-term deposits and investments                37.1        40.0                                       77.1
Other Accounts Receivable                         222.4         0.3           47.8          10.3         280.8
Inventories                                                                                 93.2          93.2
Investments in associated companies                12.5        10.6           22.6         350.3         396.0
Deferred income taxes                                                                        3.9           3.9
Fixed assets, net                                                                          325.0         325.0
Deferred expenses, net of
accrued                                                                                      1.2           1.2
amortization
------------------------------------------- ------------ ----------- --------------- ------------ -----------
Total Assets                                      368.7        50.9           74.8         783.9       1,278.3
                                                  -----        ----           ----         -----       -------

Liabilities
Credit from Banks                                 140.4                                                  140.4
Loans from banks                                                0.3                                        0.3
Accounts Payable                                  153.1         4.3           10.6                       168.0
Deferred income taxes                                                                       62.2          62.2
Notes                                                         239.6                                      239.6
Other liabilities                                  32.8                        2.3                        35.1
Shareholders' equity                                                                       632.7         632.7
------------------------------------------- ------------ ----------- --------------- ------------ -----------
Total liabilities and equity                      326.3       244.2           12.9         694.9       1,278.3
                                                  -----       -----           ----         -----       -------
------------------------------------------- ------------ ----------- --------------- ------------ -----------
Surplus Financial Assets (liabilities) as
at March 31, 2004                                  42.4      (193.3)          61.9          89.0           -

------------------------------------------- ------------ ----------- --------------- ------------ -----------
Surplus Financial Assets (liabilities) as
at December 31, 2003                               69.4      (229.2)          65.2          94.6           -
------------------------------------------- ------------ ----------- --------------- ------------ -----------

     Associated Companies

     Hogla-Kimberly, an associated company, possesses a subsidiary operating in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira in relation to the U.S. dollar - might affect the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

F.   Forward-Looking Statements

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.    Miscellaneous

     On April 1, 2004, the Company began operating in the disposal of confidential data sector in Switzerland, through the operation of mobile shredder trucks at customer sites, as part of a process intended to analyze the feasibility of penetrating this sector of operations in Europe.

H.   Donations and Contributions

     The AIPM Group, within the framework of its business and social commitment, invests efforts and resources in community assistance and support, while focusing on providing help to the weaker layers of Israeli society - and primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society. As part of this policy, the company makes contributions to various institutions that are active in the said areas, while also participating, through its employees, in volunteering work in the community, for promoting these same objectives.

     Moreover, a sum totaling NIS 90 thousand was granted for student scholarships in the first quarter of the year, through the Schenkar Foundation, that was established by the company together with its Austrian strategic partner in NHP.

I.   General

     3,905 shares were issued during the reported period (0.1% dilution), on account of the exercise of 12,405 option warrants as part of the Company's employee option plans.


------------------------------                   ------------------------------
        Y. Yerushalmi                                      Zvi Livnat
Chairman of the Board of Directors                          Director

                                                                       Exhibit 3

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------


SUMMARY OF CONSOLIDATED BALANCE SHEETS
--------------------------------------
NIS IN THOUSANDS (see note 1c)
------------------------------

                                                                   MARCH 31,2004         MARCH 31,2003        DEC. 31,2003
                                                                    (UNAUDITED)           (UNAUDITED)          (AUDITED)
                                                                -------------------------------------------------------------
CURRENT ASSETS:
---------------
Cash and cash equivalents                                                101,145                 2,796               158,706
Short-term deposits and investments                                       77,114                                      20,000
Receivables :
    Trade                                                                142,546               135,115               140,996
    Other                                                                138,220               147,156               128,246
Inventories                                                               93,235                88,699                90,654
                                                                -------------------------------------------------------------
Total current assets                                                     552,260               373,766               538,602

INVESTMENTS AND LONG TERM RECEIVABLES:
--------------------------------------
Investments in associated companies                                      396,007               356,420               383,879
Deferred income taxes                                                      3,885                                       3,885
                                                                ----------------         -------------         --------------
                                                                         399,892               356,420               387,764

FIXED ASSETS
------------
Cost                                                                     956,250               934,157               953,656
Less - accumulated depreciation                                          631,283               611,093               628,015
                                                                -------------------------------------------------------------
                                                                         324,967               323,064               325,641
Deferred charges -
    net of accumulated amortization                                        1,227                   528                 1,267
                                                                -------------------------------------------------------------
                                                                       1,278,346             1,053,778             1,253,274
                                                                -------------------------------------------------------------
CURRENT LIABILITIES:
--------------------
Credit from banks                                                        140,772                73,853               144,989
Current maturities of long-term notes                                      6,575                 6,298                 6,590
Payables and accured liabilities :
    Trade                                                                 84,841               103,734                84,602
    Other                                                                 83,154                74,959                73,010
    Proposed dividend                                                                           24,205
                                                                -------------------------------------------------------------
Total current liabilities                                                315,342               283,049               309,191

LONG-TERM LIABILITIES
---------------------
Deferred income taxes                                                     62,214                59,051                61,801
Loans from banks and other liabilities (net
    of current maturities):
    Loans from banks                                                                               362
    Notes                                                                232,975                37,881               233,039
    Other liabilities                                                     35,090                32,859                35,013
                                                                -------------------------------------------------------------
Total long term liabilities                                              330,279               130,153               329,853
Total liabilities                                                        645,621               413,202               639,044


SHAREHOLDERS' EQUITY:
---------------------
Share capital                                                            125,257               125,256               125,257
Capital surplus                                                           90,060                90,060                90,060
Currency adjustments in respect of financial
    statements of associated companies                                       (62)               (2,772)               (1,122)
Retained earnings                                                        417,470               428,032               400,035
                                                                -------------------------------------------------------------
                                                                         632,725               640,576               614,230
                                                                -------------------------------------------------------------
                                                                       1,278,346             1,053,778             1,253,274
                                                                -------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------


SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------
NIS IN THOUSANDS (see note 1c)
------------------------------

                                                                           THREE-MONTH PERIOD                 YEAR ENDED
                                                                              ENDED MARCH 31                     DEC. 31
                                                                         2004                2003                 2003
                                                                    ------------         ------------         ------------
                                                                                (UNAUDITED)                      (AUDITED)

Net sales                                                              119,182              117,700              465,092

Cost of sales                                                           91,817               91,078              362,185
                                                                    ------------         ------------         ------------

Gross profit                                                            27,365               26,622              102,907

Selling and marketing, administrative and general expenses

        Selling and marketing                                            8,345                7,527               31,324
        Administrative and general                                       5,477                6,078               24,999
                                                                    ------------         ------------         ------------
                                                                        13,822               13,605               56,323
                                                                    ------------         ------------         ------------

Income from ordinary operations                                         13,543               13,017               46,584

Financial expenses - net                                                 2,044                3,581               15,989

Other income                                                                                  1,609                1,609

                                                                    ------------         ------------         ------------
Income before taxes on income                                           11,499               11,045               32,204

Taxes on income                                                          4,000                3,617                7,706
                                                                    ------------         ------------         ------------

Income from operations of the company
                     and the consolidated subsidiaries                   7,499                7,428               24,498

Share in profits of associated companies - net                           9,936                5,693               35,549

Net income for the period                                               17,435               13,121               60,047
                                                                    ------------         ------------         ------------


Net income per NIS 1 par value of shares (in N.I.S)                        431                  331                1,494
                                                                    ------------         ------------         ------------

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

                                                                                       ADJUSTMENTS
SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               DUE TO THE
========================================================                               TRANSLATION
NIS IN THOUSANDS (see note 1c)                                                         OF FINANCIAL
==============================                                                          STATEMENTS
                                                             SHARE        CAPITAL      OF ASSOCIATED      RETAINED
                                                             CAPITAL      SURPLUS        COMPANIES        EARNINGS       TOTAL
                                                         ------------- ------------ ------------------ ------------  ------------
Balance at January 1, 2004 (audited)                          125,257       90,060             (1,122)     400,035       614,230
------------------------------------

Changes during the three month period
         ended March 31, 2004 (unaudited)

Net income                                                                                                  17,435        17,435

Exercise of employee options into shares                           *                                                          *

Adjustments due to the translation respect of financial
    statements of associated companies                                                          1,060                      1,060

                                                         ------------- ------------ ------------------ ------------  ------------
Balance at March 31, 2004 (unaudited)                         125,257       90,060                (62)     417,470       632,725
-------------------------------------                    ------------- ------------ ------------------ ------------  ------------




Balance at January 1, 2003 (audited)                          125,256       90,060             (3,482)     439,116       650,950
------------------------------------

Changes during the three month period
         ended March 31, 2003 (unaudited)

Net income                                                                                                  13,121        13,121

Proposed dividend                                                                                          (24,205)      (24,205)

Adjustments due to the translation respect of financial
    statements of associated companies                                                            710                        710

                                                         ------------- ------------ ------------------ ------------  ------------
Balance at March 31, 2003 (unaudited)                         125,256       90,060             (2,772)     428,032       640,576
-------------------------------------                    ------------- ------------ ------------------ ------------  ------------



Balance at January 1, 2003 (audited)                          125,256       90,060             (3,482)     439,116       650,950
------------------------------------

Changes during the year ended
          December 31, 2003 (audited)

Net income                                                                                                  60,047        60,047

Dividend paid                                                                                              (99,128)      (99,128)

Exercise of employee options into shares                                    1                                                  1

Adjustments due to the translation of financial
    statements of associated companies                                                          2,360                      2,360

                                                         ------------- ------------ ------------------ ------------  ------------
Balance at December 31, 2003 (audited)                        125,257       90,060             (1,122)     400,035       614,230
--------------------------------------                   ------------- ------------ ------------------ ------------  ------------


* Less than 1,000 NIS.






The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------


SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------
NIS IN THOUSANDS (see note 1c)
------------------------------

                                                                        THREE-MONTH         THREE-MONTH
                                                                        PERIOD ENDED        PERIOD ENDED          YEAR ENDED
                                                                       MARCH 31, 2004      MARCH 31, 2003        DEC. 3, 2003
                                                                         (UNAUDITED)        (UNAUDITED)            (AUDITED)
                                                                       --------------      --------------        ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------

Net income for the period                                                     17,435              13,121              60,047

Adjustments to reconcile net income to net cash provided by
      operating activities (a)                                                (7,338)              8,891              (7,396)
                                                                       --------------      --------------        ------------
Net cash provided by operating activities                                     10,097              22,012              52,651
                                                                       --------------      --------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------

Purchase of fixed assets                                                      (6,505)             (4,476)            (29,247)
Short-term deposits and investments                                          (56,999)                                (20,000)
Associated companys:
       Loans granted                                                            (359)                                 (8,241)
       Repayment of  loans                                                                         8,758              21,895
Proceeds from sale of fixed assets                                               422               1,910               3,332
                                                                       --------------      --------------        ------------
Net cash provided by (used in) investing activities                          (63,441)              6,192             (32,261)
                                                                       --------------      --------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------

Notes Issuance, net of issuance expenses of NIS 800,000                                                              198,909
Consideration in respect of the exercise of options by employees                                                           1
Repayment of long-term loans from banks                                                                                 (762)
Redemption of Notes                                                                                                   (6,770)
Dividend paid                                                                                                        (99,128)
Short-term bank credit - net                                                  (4,217)            (30,868)             40,606
                                                                       --------------      --------------        ------------
Net cash provided by (used in) financing activites                            (4,217)            (30,868)            132,856
                                                                       --------------      --------------        ------------
Increase (decrease) in cash and cash equivalents                             (57,561)             (2,664)            153,246
Balance of cash and cash equivalents at beginning of period                  157,706               5,460               5,460
                                                                       --------------      --------------        ------------
Balance of cash and cash equivalents at end of period                        100,145               2,796             158,706
                                                                       --------------      --------------        ------------
(a) Adjustments to reconcile net income to net cash provided by
---------------------------------------------------------------
      operating activities:
      ---------------------

Income and expenses not involving cash flows:
Associated companies:
       Share in profits of associated companies - net                         (9,936)             (5,693)            (35,549)
       Dividend received from those companies                                                     16,386              16,391
Depreciation and amortization                                                  7,039               7,002              28,247
Deferred income taxes - net                                                     (947)                518               3,471
Capital losses (gains):
       On sale of fixed assets                                                  (242)             (1,082)             (2,054)
Income from short-term deposits and investments, not realized yet               (115)
Linkage differences on principal of long-term loans from
        banks and others - net                                                    77                  15                  79
Linkage differences on (erosion of) Notes                                        (79)                599               3,110
Linkage differences on loans to associated companies                            (773)               (247)             (1,101)
Linkage differences on long term capital note to associated company                                  323               2,477
Changes in operating assets and liabilities:
Increase in receivables                                                      (10,164)            (27,695)            (18,195)
Decrease (increase) in inventories                                            (2,581)              1,796                (159)
Increase (decrease) in payables and accrued liabilities                       10,383              16,969              (4,113)
                                                                       --------------      --------------        ------------
                                                                              (7,338)              8,891              (7,396)
                                                                       --------------      --------------        ------------




The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2004

                                   (Unaudited)

Note 1 - General

a. The interim financial statemena. as of March 31, 2004 and for the three month period then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970.

b. The accounting principles applb.d in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the adoption for the first time of standard No. 12 of the IASB - " Discontinuaunce of adjusting Financial statements of inflation", see c hereafter. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

     Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. Transition to nominal-historicc. financial reporting: With effect from January 1, 2004, the company has adopted the provisions of Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the IASB and, pursuant thereto, the company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of changes in the exchange rate of the U.S. dollar (hereafter - "the dollar").

     Through December 31, 2003, the company prepared its financial statements on the basis of historical cost adjusted for the changes

     In the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the exchange rate of the dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute").

     The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values

     The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the exchange rate for December 31, 2003 (the exchange rate in effect at the transition date).

     The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values

     Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                         Exchange rate
                                         of the dollar           CPI
                                         -------------       -----------
                                              %                   %
                                         -------------       -----------
     Three months ended March 31:
                 2004                        3.4                (0.1)
                 2003                       (1.1)                0.8
     Year ended December 31, 2003           (7.6)               (1.9)

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2004

                                   (Unaudited)



Note 2 - Segment Information

Data on segment activity:
In NIS in thousands (see note 1c)


                                    Paper and recycling     Marketing of office supplies            Total
                                    -------------------     ----------------------------            -----
                                  Jan-March    Jan-March       Jan-March   Jan-March       Jan-March      Jan-March
                                     2004        2003             2004        2003           2004            2003
                                     ----        ----             ----        ----           ----           ----

 Sales - net (1)                    88,552      81,915           30,630      35,785          119,182     117,700

 Income (loss) from operations      14,658      12,741           (1,115)        276           13,543      13,017

(1) Represents sales to external customers.

               [LETTERHEAD OF AMERICAN ISRAELI PAPER MILLS GROUP]


Enclosed  please  find  the  financial  reports  of  the  following   associated
companies:

     -    Neusiedler Hadera Paper Ltd.

     -    Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

     - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

     -    TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                                       Exhibit 4


                           NEUSIEDLER HADER PAPER LTD
                                 INTERIM REPORT

                                  (Unaudited)


                               At MARCH 31, 2004

[LETTERHEAD OF PRICEWATERHOUSECOOPERS


--------------------------------------------------------------------------------

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)
                                             Trade Tower, 25 Hamered Street
                                             Tel Aviv 68125 Israel
                                             P.O Box 452 Tel Aviv 61003
                                             Telephone +972-3-7954555
                                             Facsimile +972-3-7954556






May 10, 2004



The Board of Directors of
Neusiedler Hadera paper Ltd.,
Hadera.

Re: Review of condensed unaudited consolidated interim financial statements for the three month period ended March 31, 2004


At your request, we have reviewed the condensed consolidated balance sheet of Neusiedler Hadera paper Ltd. (hereafter - the Company) and its subsidiaries as of March 31, 2004 and the condensed consolidated statement of operations, changes in shareholders' equity and cash flows for three month period then ended.

Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures include: reading of the financial statements referred to above, reading of minutes of meetings of shareholders, the board of directors and its committees, and making inquiries of company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the interim financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in Israel and in accordance with Securities (Periodic and Immediate Reports) Regulation, 1970.


Sincerely yours,

                          NEUSIEDLER HADERA PAPER LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                AT MARCH 31, 2004

                                                       NIS in thousands (see note 1c)
                                                       -------    -------    -------
                                                             March 31      December 31,
                                                       -------    -------    -------
                                                         2004       2003       2003
                                                       -------    -------    -------
                                                           (Unaudited)      (Audited)
                                                       -------    -------    -------
                     A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                           37,212     74,167     31,678
    Accounts receivable:
       Trade                                           154,876    139,177    147,748
       Other                                            13,064     18,428     11,296
    Inventories                                         81,258     76,707     89,231
                                                       -------    -------    -------
           T o t a l current assets                    286,410    308,479    279,953
                                                       -------    -------    -------

FIXED ASSETS:
    Cost                                               134,856    126,527    132,692
    L e s s - accumulated depreciation                  27,389     19,732     25,381
                                                       -------    -------    -------
                                                       107,467    106,795    107,311
                                                       -------    -------    -------

GOODWILL, net of accumulated amorization                 4,261      4,891      4,423
                                                       -------    -------    -------
           T o t a l assets                            398,138    420,165    391,687
                                                       =======    =======    =======

        Liabilities and shareholders' equity
CURRENT LIABILITIES:
   Short-term bank credit                               15,527     14,692     15,108
   Accounts payable and accruals:
       Trade - open accounts                            97,795     84,760    104,097
       American Israeli Paper Mills Limited and its
         subsidiaries , shareholders - net              63,093     69,302     52,968
       Other                                            15,897     16,881     12,682
                                                       -------    -------    -------
           T o t a l current liabilities               192,312    185,635    184,855
                                                       -------    -------    -------

LONG-TERM LIABILITIES:
 Banks loans                                            46,435     66,057     51,725
 Capital notes from shareholders (net of current
           maturities)                                  45,280     70,064     43,790
    Deferred income taxes - net                         29,737     27,715     29,247
    Liability for employee rights upon retirement          145        136        145
                                                       -------    -------    -------
           T o t a l long- term liabilities            121,597    163,972    124,907
                                                       -------    -------    -------
           T o t a l liabilities                       313,909    349,607    309,762
                                                       -------    -------    -------

SHAREHOLDERS' EQUITY:
    Share capital                                            1          1          1
    Capital surplus                                     43,352     43,352     43,352
    Retained earnings                                   40,876     27,205     38,572
                                                       -------    -------    -------
                                                        84,229     70,558     81,925
                                                       -------    -------    -------
   T o t a l liabilities and shareholders' equity      398,138    420,165    391,687
                                                       =======    =======    =======


    Eliaz Amar                    Avner Solel                 Yaki Yerushalmi
      Chief                                                 Vice Chairman of the
Financial Officer               General Manager              Board of Directors

Date of approval of the financial statements: May 10, 2004


The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004


                                      NIS in thousands (see note 1c)
                                      -----------------------------
                                         Three months     Year ended
                                        ended March 31    December 31,
                                      ------------------    -------
                                       2004        2003       2003
                                      -------    -------    -------
                                         (Unaudited)       (Audited)
                                      -------    -------    -------

SALES - net                           180,358    174,237    642,140
COST OF SALES                         156,809    149,306    554,039
                                      -------    -------    -------
GROSS PROFIT                           23,549     24,931     88,101
                                      -------    -------    -------
SELLING, MARKETING, ADMINISTRATIVE
      AND GENERAL EXPENSES:
      Selling and marketing            12,658     10,658     42,892
      administrative and general        1,703      2,562     11,491
                                      -------    -------    -------
                                       14,361     13,220     54,383
                                      -------    -------    -------
INCOME FROM ORDINARY OPERATIONS         9,188     11,711     33,718
FINANCIAL EXPENSES - net                5,769      1,003      4,681
                                      -------    -------    -------
INCOME  BEFORE TAXES ON INCOME          3,419     10,708     29,037
TAXES ON INCOME                         1,115      3,556     10,518
                                      -------    -------    -------
NET INCOME  FOR THE PERIOD              2,304      7,152     18,519
                                      =======    =======    =======

                                      -----------------------------

NET INCOME PER NIS 1 OF PAR VALUE
     OF SHARES IN NIS                   2,304      7,152     18,519
                                      =======    =======    =======


The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

                                                       NIS in thousands (see note 1c)
                                              ------------------------------------------------
                                                Share      Capital      Reatained
                                               capital     surplus       earnings        Total
                                              ------        ------        ------        ------
BALANCE AT JANUARY 1, 2004 (audited)               1        43,352        38,572        81,925
CHANGES DURING THE THREE MONTHS
    ENDED MARCH 31, 2004 (unaudited)-
      net income                                                           2,304         2,304
                                              ------        ------        ------        ------
BALANCE AT MARCH 31, 2004 (unaudited)              1        43,352        40,876        84,229
                                              ======        ======        ======        ======

BALANCE AT JANUARY 1, 2003 (audited)               1        43,352        20,053        63,406
CHANGES DURING THE THREE MONTHS
    ENDED MARCH 31, 2003 (unaudited)-
      net income                                                           7,152         7,152
                                              ------        ------        ------        ------
BALANCE AT MARCH 31, 2003 (unaudited)              1        43,352        27,205        70,558
                                              ======        ======        ======        ======

BALANCE AT JANUARY 1, 2003 (audited)               1        43,352        20,053        63,406
CHANGES DURING  2003 (audited)-
      net income                                                          18,519        18,519
                                              ------        ------        ------        ------
BALANCE AT DECEMBER 31, 2003 (audited)             1        43,352        38,572        81,925
                                              ======        ======        ======        ======



The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004

                                                                                   NIS in thousands (see note 1c)
                                                                              --------------------------------------
                                                                                Three months ended
                                                                                     March 31                 Year
                                                                              ----------------------          ended
                                                                               2004            2003      December 31, 2003
                                                                              ------         -------         -------
                                                                                   (Unaudited)              (Audited)
                                                                              ----------------------         -------
CASH FLOWS FROM OPERATING ACTIVITIES :

       Net income for the period                                               2,304           7,152          18,519

       Adjustments to reconcile net income to net cash
             provided by operating activities (a)                             14,829          43,559          37,698
                                                                              ------         -------         -------

       Net cash provided by operating activities                              17,133          50,711          56,217
                                                                              ------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES :

       Purchase of fixed assets                                               (2,250)         (2,258)         (9,339)
       Proceeds from sale of fixed assets                                         22             236             635
                                                                              ------         -------         -------
       Net cash used in investing activities                                  (2,228)         (2,022)         (8,704)
                                                                              ------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES :

       Short-term credit from banks - net                                                        (18)            (18)
       Discharge of long-term bank loans                                      (9,371)         (6,077)        (21,116)
       Discharge of long-term Capital notes from shareholders                                (17,516)        (43,790)
                                                                              ------         -------         -------
       Net cash used in financing activites                                   (9,371)        (23,611)        (64,924)
                                                                              ------         -------         -------

INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS                               5,534          25,078         (17,411)
BALANCE OF CASH AND CASH EQUIVALENTS AT
     BEGINNING OF PERIOD                                                      31,678          49,089          49,089
                                                                              ------         -------         -------
BALANCE OF CASH AND CASH EQUIVALENTS AT
     END OF PERIOD                                                            37,212          74,167          31,678
                                                                              ======         =======         =======

(a) Adjustments to reconcile net income to net cash provided by (used in) operating activities:

       Income and expenses not involving cash flows:
             Depreciation and amortization                                     2,234           2,122           8,626
             Deferred income taxes - net                                         896           3,556          10,438
             Liability for employee rights upon retirement                                         5              14
             Capital losses on sale of fixed assets                                               82             215
             Erosion of long-term bank loans                                   4,500             335           1,460
             Erosion of long-term Capital notes from shareholders              1,490
                                                                              ------         -------         -------
                                                                               9,120           6,100          20,753
                                                                              ------         -------         -------
       Changes in operating assets and liabilities:
               Decrease (increase) in receivable :
                      Trade                                                   (7,128)         15,817           7,247
                      Other                                                   (2,174)         (1,023)            752
               Decrease (increase) in inventories                              7,973           2,991          (9,533)
               Increase (decrease) in accounts payable and accruals :
                      Trade                                                   (6,302)          6,462          27,447
                      American Israeli Paper Mills Limited and its
                         subsidiaries shareholders - net                      10,125          16,264          (1,717)
                      Other                                                    3,215          (3,052)         (7,251)
                                                                              ------         -------         -------
                                                                               5,709          37,459          16,945
                                                                              ------         -------         -------
                                                                              14,829          43,559          37,698
                                                                              ======         =======         =======


The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2004

                                   (Unaudited)
     Note 1 - General

a. The interim financial statements as of March 31, 2004 and for the three month period then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the adoption for the first time of standard No. 12 of the IASB - "Discontinuaunce of adjusting Financial statements of inflation". see c herelater. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

     Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. Transition to nominal-historical financial reporting: With effect from January 1, 2004, the company has adopted the provisions of Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the IASB and, pursuant thereto, the company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of changes in the exchange rate of the US dollar (hereafter - "the dollar").

     Through December 31, 2003, the company prepared its financial statements on the basis of historical cost adjusted for the changes In the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the exchange rate of the dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute"). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values

     The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the exchange rate for December 31, 2003 (the exchange rate in effect at the transition date).

     The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values

     Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                           Exchange rate
                                                           of the dollar     CPI
                                                           -------------     ---
                                                                  %           %
                                                           -------------     ---
Increase (decrease) in the three months ended March 31:
              2004                                               3.4        (0.1)
              2003                                              (1.1)        0.8
Decrease in the year ended December 31, 2003                    (7.6)       (1.9)

The dollar exchange rate as of March 31, 2004 is: $1=NIS 4.528

                                                                       Exhibit 5


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2004

                                TABLE OF CONTENTS



                                                                           Page
                                                                           ----

        Accountants' Review Report                                           1
        Condensed Financial Statements:
            Balance Sheets                                                   2
            Statements of Operations                                         3
            Statements of Changes in Shareholders' Equity                    4
            Statements of Cash Flows                                        5-6
            Notes to the Financial Statements                              7-10

The Board of Directors of
Hogla-Kimberly Ltd.

          Re: Review of Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2004

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and its subsidiaries, as follows:

     -    Balance sheet as of March 31, 2004.

     -    Statement of operations for the three months ended March 31, 2004.

     - Statement of changes in shareholders' equity for the three months ended March 31, 2004.

     -    Statement of cash flows for the three months ended March 31, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is substantially less in scope than an examination in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In performing our review, nothing came to our attention which indicates that material modifications should be made to the aforementioned interim financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.




Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, May 6, 2004

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                               (NIS in thousands)

                                                        March 31,         December 31,
                                                   -------     -------      -------
                                                   2 0 0 4     2 0 0 3      2 0 0 3
                                                   -------     -------      -------
                                                   Reported    Adjusted     Adjusted
                                                   Amounts(1)  Amounts(3)   Amounts(3)
                                                   -------     -------      -------
    Current Assets                                      (Unaudited)
                                                   -------     -------
    Cash and cash equivalents                       54,885      11,921       37,340
    Current maturities of long-term deposits         8,150       9,195        7,882
    Trade receivables                              269,818     182,536      229,979
    Other receivables                               20,127       7,931       14,222
    Inventories                                    101,173      97,861       92,664
                                                   -------     -------      -------
                                                   454,153     309,444      382,087
                                                   -------     -------      -------
Long-Term Investments
    Long-term deposits                              72,448      77,947       70,064
    Capital note of shareholder                     32,770      30,617       32,770
                                                   -------     -------      -------
                                                   105,218     108,564      102,834
                                                   -------     -------      -------
Fixed Assets
    Cost                                           480,716     463,802      479,744
    Less - accumulated depreciation                212,479     197,788      210,176
                                                   -------     -------      -------
                                                   268,237     266,014      269,568
                                                   -------     -------      -------

Other Assets - Goodwill                             29,346      31,148       29,073
                                                   -------     -------      -------
                                                   856,954     715,170      783,562
                                                   =======     =======      =======

Current Liabilities
    Short-term bank credit                               -      16,640        1,087
    Current maturities of long-term bank loans      18,501      24,960       15,147
    Trade payables                                 174,614     125,050      139,555
    Other payables and accrued expenses             51,164      33,126       37,632
                                                   -------     -------      -------
                                                   244,279     199,776      193,421
                                                   -------     -------      -------
Long-Term Liabilities
    Long-term bank loans                            96,447      85,391       96,338
    Deferred taxes                                  32,254      22,496       29,428
                                                   -------     -------      -------
                                                   128,701     107,887      125,766
                                                   -------     -------      -------

Minority Interest                                   52,556      45,316       51,394
                                                   -------     -------      -------
Shareholders' Equity
    Share capital                                   28,788      28,788       28,788
    Capital reserves                               156,799     156,799      156,799
    Translation adjustments relating to
       foreign held autonomous Subsidiary (2)        2,124           -            -
    Retained earnings                              243,707     176,604      227,394
                                                   -------     -------      -------
                                                   431,418     362,191      412,981
                                                   -------     -------      -------
                                                   856,954     715,170      783,562
                                                   =======     =======      =======

(1)  See Note 2B(1).

(2)  See Note 2B(2).

(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

        ---------------                ---------------          ---------------
            T. Davis                      A. Magid                A. Brenner
Chairman of the Board of Directors    Financial Manager        Managing Director

--------------------------------------------------------------------------------
Approval date of the interim financial statements: May 6, 2004.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                               (NIS in thousands)

                                                   Three months ended        Year ended
                                                        March 31,            December 31,
                                                ---------      ---------      ---------
                                                 2 0 0 4        2 0 0 3       2 0 0 3
                                                ---------      ---------      ---------
                                                Reported       Adjusted       Adjusted
                                               Amounts (1)    Amounts (2)    Amounts (2)
                                                ---------      ---------      ---------
                                                       (unaudited)
                                                ------------------------
Net sales                                         266,766        196,753        868,671

Cost of sales                                     185,037        147,620        621,014
                                                ---------      ---------      ---------

    Gross profit                                   81,729         49,133        247,657

Selling expenses                                   45,643      (*)27,545        130,670

General and administrative expenses                 9,920      (*)10,041         39,046
                                                ---------      ---------      ---------

    Operating profit                               26,166         11,547         77,941

Financing income (expenses), net                    2,080         (1,628)         5,517

Other income, net                                      87            149            496
                                                ---------      ---------      ---------

    Income before income taxes                     28,333         10,068         83,954

Income taxes                                       10,858          3,548         20,566
                                                ---------      ---------      ---------

    Income after income taxes                      17,475          6,520         63,388

Minority interest in earnings of Subsidiary        (1,162)        (1,057)        (7,135)
                                                ---------      ---------      ---------

    Net income for the period                      16,313          5,463         56,253
                                                =========      =========      =========

    Earnings per share (in NIS)                      1.97           0.66           6.81
                                                =========      =========      =========

Number of shares used in computation            8,263,473      8,263,473      8,263,473
                                                =========      =========      =========


(*)  Reclassified.

(1)  See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)


                                                                 Translation
                                                                 adjustments                   Dividend
                                                                 relating to                declared after
                                                                 foreign held                  balance
                                        Share        Capital      autonomous     Retained       sheet
                                       capital       reserves     Subsidiary     earnings        date          Total
                                       ------        -------       --------       -------       -------       -------
Three months ended
   March 31, 2004 (unaudited)
   (Reported Amounts (1))


Balance - January 1, 2004              28,788        156,799              -       227,394             -       412,981
Translation adjustments
   relating to foreign held
   autonomous Subsidiary (2)                                          2,124                                     2,124
 Net income for the period                                                         16,313                      16,313
                                       ------        -------       --------       -------       -------       -------
     Balance - March 31, 2004          28,788        156,799          2,124       243,707             -       431,418


Three months ended
   March 31, 2003 (unaudited)
   (Adjusted Amounts (3))


Balance - January 1, 2003              28,788        156,799              -       171,141        32,843       389,571
Dividend paid                                                                                   (32,843)      (32,843)
Net income for the period                                                           5,463                       5,463
                                       ------        -------       --------       -------       -------       -------
   Balance - March 31, 2003            28,788        156,799              -       176,604             -       362,191


Year ended December 31, 2003
   (Adjusted Amounts (3))


Balance - January 1, 2003              28,788        156,799              -       171,141        32,843        389,571
Dividend paid                                                                                   (32,843)       (32,843)
Net income for the year                                                            56,253                       56,253
                                       ------        -------       --------       -------       -------        -------
    Balance - December 31, 2003        28,788        156,799              -       227,394             -        412,981
                                       ======        =======       ========       =======       =======        =======


(1)  See Note 2B(1).
(2)  See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                            Three months ended       Year ended
                                                                 March 31,           December 31,
                                                           --------------------        ------
                                                          2 0 0 4        2 0 0 3       2 0 0 3
                                                           ------        ------        ------
                                                          Reported      Adjusted      Adjusted
                                                          Amounts(1)    Amounts(3)    Amounts(3)
                                                           ------        ------        ------
                                                               (unaudited)
                                                           --------------------
Cash flows - operating activities
   Net income for the period                               16,313         5,463        56,253
   Adjustments to reconcile net income to net cash
     provided by operating activities (Appendix A)          5,147         7,261         4,190
                                                           ------        ------        ------
   Net cash provided by operating activities               21,460        12,724        60,443
                                                           ------        ------        ------
Cash flows - investing activities
   Withdrawal of long-term bank deposits                        -             -         9,195
   Acquisition of fixed assets                             (3,458)       (9,376)      (26,953)
   Proceeds from sale of fixed assets                         499           381         1,092
                                                           ------        ------        ------
    Net cash used in investing activities                  (2,959)       (8,995)      (16,666)
                                                           ------        ------        ------

Cash flows - financing activities
   Dividend paid                                                -       (32,843)      (32,843)
   Long-term loan received                                  4,427         3,065        28,949
   Repayment of long-term loans                            (4,421)            -       (24,960)
   Short-term bank credit, net                             (1,087)       16,640         1,087
                                                           ------        ------        ------
   Net cash used in financing activities                   (1,081)      (13,138)      (27,767)
                                                           ------        ------        ------
Translation adjustments of cash and
   cash equivalents and operations of
   foreign held autonomous Subsidiary (2)                     125             -             -
                                                           ------        ------        ------

    Increase (decrease) in cash and cash equivalents       17,545        (9,409)       16,010
Cash and cash equivalents - beginning of period            37,340        21,330        21,330
                                                           ------        ------        ------
Cash and cash equivalents - end of period                  54,885        11,921        37,340
                                                           ======        ======        ======


(1)  See Note 2B(1).

(2)  See Note 2B(2).

(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                           Three months ended      Year ended
                                                                March 31,          December 31,
                                                          --------------------       -------
                                                         2 0 0 4       2 0 0 3       2 0 0 3
                                                          ------       -------       -------
                                                         Reported     Adjusted       Adjusted
                                                         Amounts(1)  Amounts(2)     Amounts(2)
                                                          ------       -------       -------
                                                              (unaudited)
                                                          --------------------
A.    Adjustments to reconcile net income to
      net cash provided by operating activities

      Income and expenses not involving
        cash flows:
        Minority interest in earnings of Subsidiary        1,162         1,057         7,135
        Depreciation and amortization                      6,052         6,607        25,213
        Deferred taxes, net                                  443         2,747         8,251
        Gain from sale of fixed assets                       (87)         (149)         (482)
        Effect of exchange rate differences, net            (598)         (323)       (2,266)

      Changes in assets and liabilities:
        Increase in trade receivables                    (38,329)         (398)      (47,933)
        Decrease (increase) in other receivables          (3,444)        2,749        (2,115)
        Increase in inventories                           (8,014)      (11,434)       (6,237)
        Increase in trade payables                        28,341         6,589        27,544
        Net change in balances with related parties        6,229          (804)      (10,050)
        Increase in other payables
           and accrued expenses                           13,392           620         5,130
                                                          ------       -------       -------
                                                           5,147         7,261         4,190
                                                          ======       =======       =======
B     Non-cash activities

      Acquisition of fixed assets on credit                  634             -         8,661
                                                          ======       =======       =======


(1)   See Note 2B(1).

(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004


NOTE 1  -   BASIS OF PRESENTATION

            The unaudited condensed interim consolidated financial statements as of March 31, 2004 and for the three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2004 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.


NOTE 2  -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            A.    General

                  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting".

            B.    New Accounting Standards

                  The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of the following:

                  (1) Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12

                        (a)   Definitions:

                              Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                              Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     B.   New Accounting Standards (cont.)

          (1)  Cessation  of  Financial  Statement   Adjustment  and  Change  to
               Reporting in Reported Amounts - Standard No. 12 (cont.)

               (b) In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the US Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, the Group's financial statements are prepared and presented in Reported Amounts.

                    Comparative figures included in the interim financial statements relating to December 31, 2003 and March 31, 2003 and for the year and three-month period respectively then ended, are presented in Adjusted Amounts.

               (c)  Reported Amounts are determined as follows:

                    Balance Sheet Items

                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                    Non-monetary items are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added prior to December 31, 2003 are presented at their Adjusted Amount.

                    Minority interest in a Subsidiary is presented based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                    Statement of Operation Items

                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                    Income and expenses deriving from non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                    Minority interest in earnings of a Subsidiary is determined based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004


NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     B.   New Accounting Standards (cont.)

          (d) The amounts at which non-monetary items are presented in these interim financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

          (2)  Translation  of  Foreign  Operations'   Financial   Statements  -
               Standard No. 13

               (a) In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in (1) above.

               (b) A foreign entity classified as a foreign held autonomous Subsidiary

                    o Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity's assets. Accordingly, the goodwill associated with the Group's investment in Ovisan is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

                    o Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

                    o Operating and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

                    o All differences resulting from the translation of the foreign entity's financial statements by the method described above, are included in a separate component of shareholders' equity as "Translation adjustments relating to foreign held autonomous Subsidiary".

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     B.   New Accounting Standards (cont.)

          (3)  Amortization of Goodwill - Standard No. 20

               In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, effect the Group's financial position and results of operations.

     C. During the reporting period, the representative exchange rate of the US Dollar vis-a-vis the NIS increased by 3.4%, while the exchange rate of the Turkish Lira vis-a-vis the NIS and the Israeli Consumer Price Index decreased by 9.4% and 0.1%, respectively.